FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated April 20, 2006, titled “CN reports first-quarter 2006 diluted EPS of C$0.66 and record first-quarter operating ratio of 66.2 per cent”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports first-quarter 2006 diluted EPS of C$0.66 and record first-quarter operating ratio of 66.2 per cent

MONTREAL, April 20, 2006 — CN today reported its financial and operating results for the three-month period ended March 31, 2006.

First-quarter 2006 financial highlights

  Diluted earnings per share (EPS) of C$0.66, an increase of 27 per cent over first-quarter 2005 diluted EPS of C$0.52;

  Net income of C$362 million, up 21 per cent;

  Operating income of C$625 million, an increase of 19 per cent;

  Record first-quarter operating ratio of 66.2 per cent, a 3.0-percentage point improvement over the year-earlier quarter;

  Free cash flow of C$318 million. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “CN delivered a solid first-quarter financial performance, with a 27 per cent growth in earnings per share and strong free cash flow generation.

“Our performance reflected continued productivity improvements, a two per cent increase in revenue ton-miles – a measure of the rail freight volume transported by the company – and a relentless focus on cost control that produced a record first-quarter operating ratio of 66.2 per cent.”

Revenues for the first quarter of 2006 increased eight per cent to C$1,847 million as a result of freight rate increases, including a higher fuel surcharge resulting from an escalation in crude oil prices, and a positive change in traffic mix. The improved revenues were achieved despite the unfavourable C$55-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Operating expenses for the quarter increased by four per cent to C$1,222 million, driven largely by a significant increase in fuel costs, as well as increased expenses for purchased services and material, and depreciation and amortization. These increases were partly offset by the favourable C$35-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated operating expenses.

All of CN’s seven commodity groups registered revenue gains, led by intermodal and coal revenues, which increased 12 per cent and 10 per cent, respectively. Intermodal benefited from growth in international container traffic and a solid performance in Canadian domestic movements. Forest products revenues increased eight per cent on the strength of improved lumber shipments in western Canada, although this improvement was partly offset by a reduction in pulp and paper shipments owing to continued weak market conditions.

Grain and fertilizers revenues also increased eight per cent, driven in part by higher shipments of U.S. corn and soybeans, and Canadian canola. These gains were partly offset by decreased shipments of fertilizers resulting from soft market conditions. Automotive revenues increased eight per cent, benefiting from a positive change in traffic mix and higher shipments of foreign automakers’ vehicles. Metals and minerals revenues rose by seven per cent, while petroleum and chemicals revenues increased by six per cent.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP measure in the attached supplementary schedule, Non-GAAP Measure.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that the positive economic trends in North America and Asia will continue, and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2005 Annual Consolidated Financial Statements and Management’s Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended March 31

	2006	2005

	(Unaudited)

Revenues	$1,847	$1,706

Operating expenses	1,222	1,180

Operating income	625	526
Interest expense	(75)	(75)
Other loss	(1)	(4)

Income before income taxes	549	447
Income tax expense	(187)	(148)

Net income	$362	$299

Earnings per share (Notes 7, 8)
Basic	$0.68	$0.53
Diluted	$0.66	$0.52

Weighted-average number of shares
Basic	536.1	563.8
Diluted	545.1	575.0

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended March 31

	2006	2005	Variance Fav (Unfav	)

	(Unaudited)
Revenues
Petroleum and chemicals	$292	$275	6%
Metals and minerals	213	199	7%
Forest products	438	404	8%
Coal	87	79	10%
Grain and fertilizers	298	276	8%
Intermodal	321	287	12%
Automotive	132	122	8%
Other items	66	64	3%

	1,847	1,706	8%
Operating expenses
Labor and fringe benefits	488	499	2%
Purchased services and material	215	206	(4%	)
Depreciation and amortization	164	156	(5%	)
Fuel	203	166	(22%	)
Equipment rents	47	47	-
Casualty and other	105	106	1%

	1,222	1,180	(4%	)

Operating income	$625	$526	19%

Operating ratio	66.2%	69.2%	3.0

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31 2006	December 31 2005	March 31 2005

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$173	$62	$202
Accounts receivable (Note 2)	551	623	727
Material and supplies	224	151	178
Deferred income taxes	66	65	250
Other	184	248	399

	1,198	1,149	1,756

Properties	20,175	20,078	19,799
Intangible and other assets	947	961	873

Total assets	$22,320	$22,188	$22,428

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,439	$1,478	$1,586
Current portion of long-term debt (Note 2)	402	408	225
Other	65	72	77

	1,906	1,958	1,888

Deferred income taxes	4,846	4,817	4,802
Other liabilities and deferred credits	1,506	1,487	1,474
Long-term debt (Note 2)	4,860	4,677	4,956

Shareholders' equity:
Common shares	4,591	4,580	4,715
Accumulated other comprehensive loss	(245)	(222)	(91)
Retained earnings	4,856	4,891	4,684

	9,202	9,249	9,308

Total liabilities and shareholders' equity	$22,320	$22,188	$22,428

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended March 31

	2006	2005

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,580	$4,706
Stock options exercised and other	71	86
Share repurchase programs (Note 2)	(60)	(77)

Balance, end of period	$4,591	$4,715

Accumulated other comprehensive loss
Balance, beginning of period	$(222)	$(148)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar-denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	6	(37)
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	(14)	44
Increase (decrease) in unrealized holding gains on fuel derivative instruments (Note 4)	(27)	78

Other comprehensive income (loss) before income taxes	(35)	85
Income tax recovery (expense)	12	(28)

Other comprehensive income (loss)	(23)	57

Balance, end of period	$(245)	$(91)

Retained earnings
Balance, beginning of period	$4,891	$4,726
Net income	362	299
Share repurchase programs (Note 2)	(310)	(270)
Dividends	(87)	(71)

Balance, end of period	$4,856	$4,684

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2006, the Company issued 2.9 million common shares as a result of stock options exercised. At March 31, 2006, the Company had 532.7 million common shares outstanding (Note 8).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended March 31

	2006	2005

	(Unaudited)
Operating activities
Net income	$362	$299
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	164	157
Deferred income taxes	47	136
Other changes in:
Accounts receivable	70	64
Material and supplies	(72)	(51)
Accounts payable and accrued charges	(20)	(21)
Other net current assets and liabilities	33	(10)
Other	35	9

Cash provided from operating activities	619	583

Investing activities
Property additions	(155)	(153)
Other, net	(54)	4

Cash used by investing activities	(209)	(149)

Financing activities
Issuance of long-term debt	802	620
Reduction of long-term debt	(710)	(651)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized (Note 3)	66	70
Repurchase of common shares	(370)	(347)
Dividends paid	(87)	(71)

Cash used by financing activities	(299)	(379)

Net increase in cash and cash equivalents	111	55
Cash and cash equivalents, beginning of period	62	147

Cash and cash equivalents, end of period	$173	$202

Supplemental cash flow information
Net cash receipts from customers and other	$1,921	$1,886
Net cash payments for:
Employee services, suppliers and other expenses	(1,127)	(1,113)
Interest	(88)	(91)
Workforce reductions	(16)	(31)
Personal injury and other claims	(26)	(27)
Pensions	(1)	(2)
Income taxes	(44)	(39)

Cash provided from operating activities	$619	$583

See accompanying notes to consolidated financial statements.

Certain of the 2005 comparative figures have been reclassified in order to be consistent with the 2006 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2006 and December 31 and March 31, 2005, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2006 and 2005.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2005 Annual Consolidated Financial Statements, except for stock-based compensation as explained in Note 3 – Stock plans. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Financing activities

In January 2006, the Company repaid its borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 under its U.S.$1,000 million revolving credit facility. As at March 31, 2006, the Company had letters of credit drawn on its revolving credit facility of $73 million ($316 million as at December 31, 2005). The Company also had outstanding borrowings of U.S.$478 million (Cdn$555 million) under its commercial paper program at an average interest rate of 4.70% (U.S.$367 million (Cdn$427 million) at an average interest rate of 4.40% as at December 31, 2005).

The Company has a $500 million accounts receivable securitization program expiring in June 2006, which the Company intends to renew or replace upon expiration. Under the program, the Company may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust and is required to maintain a residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At March 31, 2006, the Company had received $494 million under the accounts receivable securitization program ($489 million at December 31, 2005), which represents the amount of receivables sold, less the retained interest recorded in Other current assets.

In the first quarter of 2006, under its current 32.0 million share repurchase program, the Company repurchased 7.0 million common shares for $370 million, at an average price of $52.91 per share. The Company has repurchased a total of 23.0 million common shares since July 25, 2005, the inception of the program, for $1,041 million, at an average price of $45.25 per share.

Note 3 – Stock plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the three months ended March 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense by $5 million, and decreasing net income by $3 million, or $0.01 per basic and diluted share.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided herein. For the three months ended March 31, 2006 and 2005, the Company recorded total compensation expense for awards under all plans of $34 million and $28 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense was $10 million and $7 million for the quarters ended March 31, 2006 and 2005, respectively.

Cash settled awards

A. Restricted share units

The Company has granted restricted share units (RSUs), 0.8 million in January 2006 and 0.9 million in January 2005, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2008 for the 2006 grant and December 31, 2007 for the 2005 grant. The Company had granted 2.3 million RSUs in January 2004, having the same general terms as the currently outstanding RSUs described, except that the RSUs were subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of these units was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units at December 31, 2005, and the remaining payout of $64 million was paid in cash in January 2006. As at March 31, 2006, 0.1 million RSUs remained authorized for future issuance under this plan.

B. Vision 2008 Share Unit Plan

The Company has a special share unit plan (Vision), which was approved by the Board of Directors in January 2005, whereby 0.8 million share units were granted to designated senior management employees entitling them to receive a payout in cash, based on the Company’s share price, in January 2009. The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at March 31, 2006, 0.2 million share units remained authorized for future issuance under this plan.

C. Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of 4 years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity for all cash settled awards:

	RSUs		Vision		VIDP

In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2005	1.2	-	0.8	-	0.4	1.7
Granted	0.8	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	-	-	-	-	-	-
Conversion into VIDP	-	-	-	-	-	0.1

Outstanding at March 31, 2006	2.0	-	0.8	-	0.4	1.8

      Additional disclosures required under SFAS No. 123(R) for cash settled awards are provided in tabular format herein.

Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2006, 15.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time, performance options, which vested upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets, relating to return on investment and revenues, are attained.

      In the first quarters of 2006 and 2005, the Company granted approximately 1.0 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment. As at March 31, 2006, the Company’s performance-based stock options were fully vested and the performance-accelerated options vested in January 2006 given that the specified targets were met.

      The total number of options outstanding at March 31, 2006, for conventional, performance, and performance-accelerated options was 13.5 million, 0.8 million and 4.8 million, respectively.

      The following table provides the activity of stock option awards during the quarter, and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price at March 31, 2006 of $52.92, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Nonvested options

	Number of options	Weighted- average exercise price	Weighted- average years to expiration	Aggregate intrinsic value	Number of options	Weighted- average grant date fair value

	In millions			In millions	In millions

Outstanding at December 31, 2005 (1)	21.0	$20.95			5.4	$8.47
Granted	1.0	$51.63			1.0	$13.88
Forfeited	-	$-			-	$-
Exercised	(2.9)	$17.93			N/A	N/A
Vested	N/A	N/A			(4.3)	$8.31

Outstanding at March 31, 2006 (1)	19.1	$23.10	5.9	$568	2.1	$11.49

Exercisable at March 31, 2006	17.0	$20.64	5.5	$547	N/A	N/A

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

     The following table provides information related to options exercised during the quarters ended March 31, 2006 and 2005:

In millions	Three months ended March 31,	2006	2005

Total intrinsic value		$99	$84
Cash received upon exercise of options		$52	$70
Related tax benefit realized		$14	$14

     Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period end. For the three months ended March 31, 2005, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Three months ended March 31,	2005

Net income, as reported		$299

Add (deduct) compensation cost, net of applicable taxes, determined under:
Fair value method for all awards granted after January 1, 2003 (SFAS No. 123)		21
Fair value method for all awards (SFAS No. 123)		(27)

Pro forma net income		$293

Basic earnings per share, as reported		$0.53
Basic earnings per share, pro forma		$0.52

Diluted earnings per share, as reported		$0.52
Diluted earnings per share, pro forma		$0.51

2006 data is not provided since net income and pro forma net income would be the same given the application of SFAS No. 123(R).

      Additional disclosures required under SFAS No. 123(R) for option awards are provided in tabular format herein.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Additional disclosures required under SFAS No. 123(R) pertaining to all awards

	Cash settled awards					Stock option awards (3)

In millions, unless otherwise indicated	RSUs (1)			Vision (1)	VIDP (2)

Year of grant	2006	2005	2004	2005	2003 onwards	2006	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Quarter ended March 31, 2006	$2	$6	$2	$6	$13	$1	$1	$3
Quarter ended March 31, 2005	$-	$3	$16	$-	$2	$-	$1	$6

Liability outstanding
March 31, 2006	$2	$21	$5	$6	$101	N/A	N/A	N/A
December 31, 2005	$-	$15	$66	$-	$83	N/A	N/A	N/A

Fair value per unit
At period-end	$41.13	$51.45	$52.92	$26.55	$52.92	N/A	N/A	N/A
At grant date	N/A	N/A	N/A	N/A	N/A	$13.88	$9.24	$8.63

Fair value of awards vested during period
Quarter ended March 31, 2006	$-	$-	$-	$-	$2	$-	$3	$33
Quarter ended March 31, 2005	$-	$-	$-	$-	$1	$-	$-	$33

Nonvested awards at March 31, 2006
Unrecognized compensation cost	$29	$29	$13	$13	$18	$12	$8	$-
Remaining recognition period (years)	2.75	1.75	2.75	2.75	3.75	3.83	2.83	-

Assumptions (4)
Stock price ($)	$52.92	$52.92	$52.92	$52.92	$52.92	$51.63	$36.30	$23.60
Expected stock price volatility (5)	19%	18%	N/A	20%	N/A	25%	25%	30%
Expected term (years) (6)	2.75	1.75	N/A	2.75	N/A	5.17	5.20	6.20
Risk-free interest rate (7)	4.08%	3.99%	N/A	4.46%	N/A	4.03%	3.55%	5.15%
Dividend rate ($)	$0.65	$0.65	N/A	$0.65	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for certain 2004 time-vested RSUs. In 2005, compensation cost was measured using intrinsic value.
(2)	Compensation cost for all periods presented was based on intrinsic value.
(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.
(4)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.
(5)	Based on the historical volatility of the Company’s stock.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.
(7)	Based on the Treasury rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Derivative instruments

Fuel

Following the suspension of the Company’s fuel hedging program in late 2005, the Company’s remaining hedge positions at March 31, 2006 cover approximately 11% of the estimated remaining 2006 fuel consumption, representing approximately 33 million U.S. gallons at an average price of U.S.$0.92 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At March 31, 2006, Accumulated other comprehensive loss included unrealized gains of $30 million, $21 million after tax ($57 million, $39 million after tax at December 31, 2005), which relate to derivative instruments that will mature within the year and are presented in Other current assets.

Interest rate

At March 31, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Note 5 – Pensions and other post-retirement benefits

For the quarters ended March 31, 2006 and 2005, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

In millions	Three months ended March 31,	2006	2005

Service cost		$40	$36
Interest cost		179	185
Expected return on plan assets		(227)	(221)
Amortization of prior service cost		4	5
Amortization of net actuarial loss		23	-

Net periodic benefit cost		$19	$5

(b) Components of net periodic benefit cost for post-retirement benefits

In millions	Three months ended March 31,	2006	2005

Service cost		$1	$2
Interest cost		4	5
Recognized net actuarial gain		(1)	(1)

Net periodic benefit cost		$4	$6

     For the 2006 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans of which $1 million was disbursed at March 31, 2006.

Note 6 – Major commitments and contingencies

A. Commitments

As at March 31, 2006, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment or services at an aggregate cost of $450 million ($578 million at December 31, 2005). The Company also had outstanding information technology service contracts of $17 million and agreements with fuel suppliers to purchase approximately 69% of the estimated remaining 2006 volume, and 18% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2006, the Company had aggregate reserves for personal injury and other claims of $659 million ($657 million at December 31, 2005). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at March 31, 2006, the Company had aggregate accruals for environmental costs of $128 million ($124 million as at December 31, 2005).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2006, the maximum exposure in respect of these guarantees was $80 million, of which $2 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with Financial Accounting Standard Board Interpretation No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2006, the maximum potential liability under these guarantees was $468 million of which $376 million was for workers’ compensation and other employee benefits and $92 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at March 31, 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2006 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2006, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at March 31, 2006, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 7- Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Three months ended March 31,	2006	2005

		(Unaudited)

Net income		$362	$299

Weighted-average shares outstanding		536.1	563.8
Effect of stock options		9.0	11.2

Weighted-average diluted shares outstanding		545.1	575.0

Basic earnings per share		$0.68	$0.53
Diluted earnings per share		$0.66	$0.52

Note 8 – Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the current share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended March 31

	2006	2005

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,781	1,642
Gross ton miles (GTM) (millions)	86,231	84,476
Revenue ton miles (RTM) (millions)	45,661	44,921
Carloads (thousands)	1,191	1,192
Route miles (includes Canada and the U.S.)	19,962	19,221
Employees (end of period)	21,656	22,390
Employees (average during period)	21,521	22,371

Productivity
Operating ratio (%)	66.2	69.2
Freight revenue per RTM (cents)	3.90	3.66
Freight revenue per carload ($)	1,495	1,378
Operating expenses per GTM (cents)	1.42	1.40
Labor and fringe benefits expense per GTM (cents)	0.57	0.59
GTMs per average number of employees (thousands)	4,007	3,776
Diesel fuel consumed (U.S. gallons in millions)	104	104
Average fuel price ($/U.S. gallon) (1)	1.88	1.53
GTMs per U.S. gallon of fuel consumed	829	812

Safety indicators
Injury frequency rate per 200,000 person hours	2.3	2.5
Accident rate per million train miles	1.5	1.1

Financial ratio
Debt to total capitalization ratio (% at end of period)	36.4	35.8

(1)	Includes the impact of the Company's fuel hedging program.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31

	2006	2005	Variance Fav (Unfav	)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,127	8,058	1%
Metals and minerals	4,297	4,282	-
Forest products	10,706	10,240	5%
Coal	3,256	3,410	(5%	)
Grain and fertilizers	10,713	10,368	3%
Intermodal	7,758	7,763	-
Automotive	804	800	1%

	45,661	44,921	2%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.90	3.66	7%
Commodity groups:
Petroleum and chemicals	3.59	3.41	5%
Metals and minerals	4.96	4.65	7%
Forest products	4.09	3.95	4%
Coal	2.67	2.32	15%
Grain and fertilizers	2.78	2.66	5%
Intermodal	4.14	3.70	12%
Automotive	16.42	15.25	8%

Carloads (thousands)

Petroleum and chemicals	150	154	(3%	)
Metals and minerals	235	235	-
Forest products	177	181	(2%	)
Coal	110	112	(2%	)
Grain and fertilizers	141	144	(2%	)
Intermodal	308	294	5%
Automotive	70	72	(3%	)

	1,191	1,192	-

Freight revenue / carload (dollars)

Total freight revenue per carload	1,495	1,378	8%
Commodity groups:
Petroleum and chemicals	1,947	1,786	9%
Metals and minerals	906	847	7%
Forest products	2,475	2,232	11%
Coal	791	705	12%
Grain and fertilizers	2,113	1,917	10%
Intermodal	1,042	976	7%
Automotive	1,886	1,694	11%

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2006	2005

		(Unaudited)

Cash provided from operating activities		$619	$583

Less:
Investing activities		(209)	(149)

Cash provided before financing activities		410	434

Adjustments:
Change in level of accounts receivable sold		(5)	(53)
Dividends paid		(87)	(71)

Free cash flow		$318	$310

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 21, 2006	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel